Exhibit 99.1

News Release

NORBORD DONATES US$1 MILLION TO HBI FOR HURRICANE RECONSTRUCTION EFFORTS

TORONTO, ON (September 19, 2017) – Norbord Inc. (TSX and NYSE: OSB) is pleased to announce that it is donating US$1 million to the Home Builders Institute (HBI) to help with the rebuilding efforts following the recent hurricanes in Texas and Florida.

“The construction industry is already afflicted by labor shortages, and the demand for framers will grow considerably due to the storm damage,” said Peter Wijnbergen, President and CEO of Norbord. “Building on the success of our ‘Thank A Framer’ campaign, we are donating US$1 million to the HBI. This money will go to training and educating new construction professionals to help Texas and Florida rebuild.”

The funding will enable HBI to expand and extend its existing training programs in Texas and Florida. These funds will provide valuable long term jobs for hard-working Americans, offer support for those who need to rebuild and help ease the labor shortage in the industry.

The HBI supports diversity and provides training for prospective construction professionals, veterans and underserved youth and is celebrating 50 years of skills training in the building industry this year.

“We can’t think of a better way to show our support to the rebuild efforts in Texas and Florida by continuing to support the HBI’s training programs for the construction industry,” said Mr. Wijnbergen.

To support the Thank A Framer campaign and donate to HBI, please visit www.thankaframer.com

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.8 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Doug McNeill

Marketing Manager

Tel. (416) 360-2261

Doug.McNeill@norbord.com